 **Digital Video Systems, Inc.**

Digital Video Systems Announces $3.42 million Equity Settlement and $25 Million Financing Commitment with Former CEO and Co-Chairman, Ms. Mali Kuo

PALO ALTO, Calif., April 29 /PRNewswire-FirstCall/ -- Digital Video Systems, Inc., or DVS, (Nasdaq: DVID - News), announced that it has reached an agreement with its former CEO and Co-chairman, Ms. Mali Kuo, to settle her $3.42 million judgment against the Company by the issuance of 1,001,470 shares of the Company's common stock plus warrants to purchase 100,147 shares of common stock at $4.50 for one year. This settlement values the Company's common stock at $3.43 per share, a premium to the $2.56 per share closing price on of April 28, 2005. In a separate agreement, Ms. Kuo committed to arrange an additional $3.42 million in equity investment within approximately 45 days as the first step of a total equity financing of up to $25 million that would be available to the Company over the next 12 months.

As a result of these agreements, the Company's net equity is projected to remain above $2.5 million as necessary to satisfy Nasdaq SmallCap listing requirements set forth in Marketplace Rule 4310(c)(2) - Qualification Requirements for Domestic and Canadian Securities. The Company believes that the additional financing Ms. Kuo has committed to raise would be sufficient to satisfy its operating requirements for the foreseeable future, thereby mitigating the "going-concern" risk which had been recently reported by the Company.

Tom Spanier, Chairman and CEO, commented that "We are relieved to end this difficult and costly chapter in the history of Digital Video Systems. With the legal uncertainties relating to this litigation behind us and with the promise of adequate financing going forward, we can return the focus of our attention to building the Company's core business and further developing new products and new business to achieve the substantial potential we believe Digital Video Systems has always had."

Ms. Kuo and her investors had previously invested approximately $15 million in the Company between 1998 to 2001.

About Digital Video Systems, Inc.
Established in 1992, DVS is a publicly held company specializing in the development and application of digital video technologies enabling the convergence of data, digital audio, digital video and high-end graphics. DVS is headquartered in Palo Alto, California, with subsidiaries and manufacturing facilities in South Korea and China and a subsidiary in India. Additional information may be obtained at www.dvsystems.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements made in this release that are not historical facts contain forward-looking information that involves risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding DVS's continued ability to meet The NASDAQ SmallCap Market listing requirements. Other important factors that may cause actual results to differ include, but are not limited to, financial performance of the Company and the success of pending and future financing efforts involving Ms. Kuo, the effect of economic and business conditions, the sufficiency of financing to satisfy "going-concern" requirements, and other risks detailed from

time to time in the Company's filings with the Securities and Exchange Commission. Digital Video Systems, Inc. assumes no obligation to update these forward-looking statements, and does not intend to do so.

For further information please contact Larissa Licea, Digital Video Systems, Inc., 650-322-8108, ext. 106, or Sean Collins of CCG, 818-789-0100, for Digital Video Systems, Inc.

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